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FORM X-17A-5
PART III

SEC FILE NUMBER
8-69397

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hunt Financial Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue, 19th floor
(No. and Street)

New York	NY	10169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arnold Sarabella — (212) 702-6625
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marc DeFife, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hunt Financial Securities, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Co-President

Title

Notary Public

LINDA K WINKELMAN
Notary Public, State of New York
No. 01WI6332235
Qualified in Nassau County
My Commission Expires Oct. 26, 2023

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUNT FINANCIAL SECURITIES, LLC

Consolidated Statement of Financial Condition

December 31, 2019

(With Report of Independent Registered Public Accounting Firm)

1HUNT FINANCIAL SECURITIES, LLC

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To Board of Directors of Hunt Capital Holdings, LLC and the Member
Hunt Financial Securities, LLC:

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of Hunt Financial Securities, LLC and subsidiaries (the Company) as of December 31, 2019, and the related notes (collectively, the consolidated financial statement). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2014.

New York, New York
February 28, 2020

HUNT FINANCIAL SECURITIES, LLC
Consolidated Statement of Financial Condition
December 31, 2019
(In thousands)

Assets		
Cash and cash equivalents	$	131,878
Restricted cash		17,832
Investments:		
Mortgage loans held for sale, at fair value		28,365
Mortgage loans held for investment, net		233,531
Mortgage servicing rights, net		1,321
Debt securities		5,069
Equity method investments		13,714
Investments in tax liens, at fair value		300,274
Investments held by consolidated funds		55,504
Loans to affiliates		73,126
Due from affiliates		6,425
Fees and other receivables		57,428
Goodwill and other intangible assets, net		32,594
Prepaid expenses and other assets		23,910
Securitization VIE assets, at fair value		192,819
Assets held for sale of discontinued operations		654,993
Total assets	$	1,828,783
Liabilities and Equity		
Liabilities:		
Debt	$	185,918
Collateralized loan obligations		328,768
Accounts payable and other liabilities		18,889
Allowance for risk-sharing and recourse obligations		80
Due to affiliates		15,918
Securitization VIE liabilities, at fair value		185,658
Liabilities held for sale of discontinued operations		472,965
Total liabilities	$	1,208,196
Commitments and contingencies (Note 20)		
Equity:		
Hunt Financial Securities, LLC member's equity:		
Member's equity	$	552,939
Accumulated other comprehensive loss		(865)
Total Hunt Financial Securities, LLC member's equity		552,074
Non-controlling interests		68,513
Total equity		620,587
Total liabilities and equity	$	1,828,783

See accompanying notes to consolidated statement of financial condition.

(1) General

Hunt Financial Securities, LLC ("HFS" or "Company"), is a limited liability company formed under the laws of the State of Delaware. HFS is a wholly-owned subsidiary of Hunt FS Holdings II, LLC ("Parent") which is an indirect subsidiary of Hunt Companies, Inc. ("HCI" or "Hunt").

The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company provides business advisory services and acts as a placement agent with respect to structured financings and/or other financings. The Company operates as an introducing broker and has an agreement with clearing brokers to clear the transactions on a fully disclosed basis on behalf of the customer. The Company engages in trading of mortgage-backed securities, asset-backed securities and other fixed income instruments, equities, preferred stocks, listed options, and exchange traded funds, to institutional investor clients and on its own behalf and entering interest rate swaps for its hedging purposes.

The Company, through its subsidiaries, is a nationwide specialty finance company focused on commercial real estate finance and investment management. Hunt Real Estate Capital, LLC ("HREC") provides financing for a wide variety of property types, including multifamily, affordable housing, manufactured housing, healthcare/senior living, student living, office, retail, industrial, and self-storage facilities throughout the United States. Through its subsidiaries, HREC is a Fannie Mae, Freddie Mac, Ginnie Mae, and HUD/FHA licensed lender and lends for its own account. Hunt Capital Partners, LLC ("HCP"), focuses on the management and ownership of affordable housing and investments utilizing Low-Income Housing Tax Credits ("LIHTC"). HCP is an asset manager, funds manager and syndicator for the affordable housing industry, focusing on the syndication and placement of Low Income Housing Tax Credit equity. Hunt Investment Management, LLC ("HIM") is a registered investment advisor which provides investment and asset management services to institutional investors in both private equity funds and managed separate accounts, across various property sectors in the United States and Europe with an emphasis on the multifamily sector and also serves as the manager for public and private companies with investments in renewable energy finance and various real estate asset classes. Cazenovia Creek Investment Management, LLC ("CCIM") controls several entities engaged in the business of acquiring real estate tax lien certificates. Bankers Guarantee Title and Trust Company ("BGTT") is a Fannie Mae, Ginnie Mae, and HUD/FHA licensed lender for residential loans that provides financing for residential properties in Ohio and Michigan and is also a licensed title insurance company. The Company, through its subsidiaries, also invests in various commercial real estate loans, securities, and other investments for its own account.

In January 2020, the Company closed the sale of HREC and certain other assets to ORIX Real Estate Capital Holdings, LLC (Note 24).

(2) Summary of Significant Accounting Policies

a. *Basis of Presentation*

The accompanying Consolidated Statement of Financial Condition of the Company is prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

b. *Principles of Consolidation*

The accompanying Consolidated Statement of Financial Condition includes the accounts of investees that are consolidated pursuant to the guidance of Accounting Standards Codification ("ASC") 810, *Consolidation*. Third party equity interests in the assets and related net income or losses of consolidated

investees are reported as non-controlling interests in the accompanying Consolidated Statement of Financial Condition. Interests not consolidated pursuant to such guidance are accounted for using the equity method or cost method as deemed appropriate. Significant intercompany accounts have been eliminated and transactions and profits not yet realized from third parties have been deferred.

The Company consolidates Variable Interest Entities ("VIEs") in which it is determined to be the primary beneficiary. A VIE is an entity (a) that has total equity at risk that is not sufficient to finance its activities without additional subordinated financial support from other entities, (b) where the group of equity holders does not have the power to direct the activities of the entity that most significantly impact the entity's economic performance, or the obligation to absorb the entity's expected losses or the right to receive the entity's expected residual returns, or both, or (c) where the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both, and substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

We determine if a legal entity is a VIE by performing a qualitative analysis that requires certain subjective decisions including, but not limited to, the design of the entity, the variability that the entity was designed to create and pass along to its interest holders, the rights of the parties and the purpose of the arrangement.

The Company performs ongoing reassessments of whether any entities previously evaluated have become VIEs based on certain events, and therefore subject to the VIE consolidation framework and whether changes in the facts and circumstances regarding the Company's involvement with a VIE causes the Company's consolidation conclusion regarding the VIE to change.

c. *Use of Estimates*

The preparation of consolidated financial statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statement and related disclosure in the accompanying notes. Significant estimates that require subjective judgments inherent in the preparation of the accompanying Consolidated Statement of Financial Condition include:

- the determination of fair value for trading instruments, mortgage loans, mortgage servicing rights ("MSRs"), debt securities, equity method investments, investments in tax liens, investments held by the consolidated funds, derivative instruments, securitization VIE assets and liabilities, fees and other receivables, goodwill and other intangible assets, and any impairment thereon;
- accounting for income taxes, including the potential outcome of uncertain tax positions; and
- accrual for loss contingencies, including the allowance for risk-sharing and recourse obligations and the allowance for loan losses.

Estimates are based on experience and current market conditions affecting the Company's business. Management actively monitors the market conditions on an ongoing basis and adjusts its estimates used, as necessary. Actual results may differ from these estimates.

d. *Concentrations of Credit Risk*

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents, trading instruments, mortgage loans, debt securities,

investments in tax liens, equity method investments, fees and other receivables, and derivative instruments.

The Company places cash with high-credit-quality financial institutions and management believes no significant credit risk exists. The counterparties to the mortgage loans held for sale and funding commitments are owners of residential and multifamily properties located throughout the United States. Mortgage loans held for sale in most cases have been sold under forward sales agreements. The Company manages and mitigates the risks in the mortgage loan and tax lien portfolios through monitoring and analysis of acquisitions, originations, and performance. The counterparty to the forward sale agreement is generally an investment bank and management does not believe there is significant credit risk associated with these loans or forward sales agreements. Mortgage loans held for sale are generally transferred or sold within 60 days from the date that a mortgage loan is funded. There is no material counterparty risk with respect to the Company's funding commitments as each potential borrower must make a non-refundable good faith deposit when the funding commitment is executed. There is a risk that the purchase price agreed to by the investor will be reduced in the event of a late delivery. The risk for non-delivery of a loan primarily results from the risk that a borrower does not close on the funding commitment in a timely manner. This risk is generally mitigated by a non-refundable good faith deposit. Mortgage loans held for investment consist of loans on income producing properties that do not currently qualify for agency financing and generally have terms up to 12 years. To monitor and manage the exposure to mortgage loans held for investment the Company uses mechanisms including underwriting, credit risk management, and asset management. Geographic concentrations of mortgage loans held for investment by state as of December 31, 2019 include: California at 28%, Colorado at 17%, Wisconsin and Washington each at 10%, Florida and New Jersey each at 9%, Texas at 7% and other states at 10%. The investments in tax liens represent uncollected property taxes that are super priority liens and are secured by a first priority lien on the related real property located throughout the United States. Future operations could be affected by changes in the economic or other conditions in those geographical areas or by changes in federal low income housing subsidies or the demand for such housing. No single counterparty accounted for more than 10% of total income or receivables.

e. Fair Value Measurements and the Fair Value Option for Financial Assets and Financial Liabilities

The Company's presentation of fair value for its financial assets and liabilities is determined within a framework that stipulates that the fair value of a financial asset or liability is a price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. A transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. This definition of fair value focuses on an exit price and prioritizes the use of market-based inputs over the entity-specific inputs when determining fair value. In addition, the framework for measuring fair value establishes a three-level hierarchy for fair value based upon the observability of inputs to the valuation of an asset or liability as of the measurement date.

In addition to the financial instruments that are required to be reported at fair value, the Company has elected the fair value option for its mortgage loans held for sale such as originated mortgage loans sold under forward sales agreements with permanent investors pending settlement and certain loans originated for the Company's Proprietary Lending program which were intended for sale to either collateralized mortgage-backed securities conduits or other investment vehicles, and eligible financial assets and liabilities of the consolidated Small Balance Loan ("SBL") Securitizations. A decision to elect the fair value option for an eligible financial instrument, which may be made on an instrument by instrument basis, is irrevocable.

The fair value of our Securitization VIE Assets is determined by reference to our Securitization VIE Liabilities. The Company determined that our Securitization VIE Liabilities are more reliably measurable than the Securitization VIE Assets, resulting in our current measurement methodology utilizes the Securitization VIE Liability value to determine the fair value of our Securitization VIE Assets as a whole.

f. Cash and Cash Equivalents

"Cash and cash equivalents" include cash in banks, money market funds, and short-term instruments with a maturity date of three months or less at acquisition. The Company had no cash equivalents as of December 31, 2019. Certain cash deposits at other high quality financial institutions exceed the Federal Deposit Insurance Corporation insured limits. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

g. Restricted Cash

At December 31, 2019, "Restricted cash" primarily consists of cash held in money market accounts as collateral for derivative transactions, and as reserve amounts in connection with securitizations of tax lien certificates. "Restricted cash" within discontinued operations primarily represents cash held in money market accounts to satisfy Fannie Mae and Freddie Mac collateral requirements, of which the Company was in compliance with at December 31, 2019.

h. Mortgage Loans Held for Sale, at Fair Value

"Mortgage loans held for sale, at fair value" includes originated mortgage loans sold under forward sale agreements with permanent investors pending settlement and certain loans originated for the Company's Proprietary Lending program which are intended for sale to either collateralized mortgage-backed securities conduits or other investment vehicles (Note 5). For loans sold pending settlement, the Company does not retain any interest in these loans, except for MSRs and certain contingent liabilities pursuant to loss sharing agreements with Fannie Mae and Freddie Mac. These mortgage loans held for sale are carried at fair value.

i. Mortgage Loans Held for Investment, Net

"Mortgage loans held for investment, net" represent loans originated for the Company's Proprietary Lending program and includes loans sold into securitization trusts that the Company consolidates (Note 5). Mortgage loans held for investment are intended to be held to maturity and, accordingly, are carried at their unpaid principal balances, adjusted for net unamortized loan fees and costs and impairment, if any. During the period after a loan is closed and before a loan is repaid, interest income is recognized as revenue and computed on an effective yield basis based on the terms of the loan agreement. The Company uses the interest method to determine an effective yield to amortize the loan fees and costs on mortgage loans held for investment.

Loans held for investment are placed on non-accrual status when full and timely collection of interest or principal is not probable. Loans held for investment are considered past due when contractually required principal or interest payments have not been made on the due dates and are charged off when the loan is considered uncollectible.

The allowance for loan losses is the Company's estimate of credit losses inherent in the loan portfolio at the statement of financial condition date. The Company has established a process to determine the appropriateness of the allowance for loan losses that assesses the losses inherent in the portfolio.

The Company evaluates all loans held for investment for impairment. A loan is considered impaired when the Company believes that the facts and circumstances of the loan deem it probable that the Company will not be able to collect all contractually due principal and interest.

In order to monitor the loan portfolio on an ongoing basis, the Company assigns a credit risk rating based on a variety of factors, including, without limitation, debt-service coverage ratios ("DSCR"), loan-to-value ratio ("LTV"), property type, geographic and local market dynamics, physical condition, leasing and tenant profile, adherence to business plan and exit plan, capital expenditure budget completion, debt yield ratios ("DY"), maturity default risk and project sponsorship. Credit risk ratings are based on a five point scale from least to greatest risk, respectively, which ratings are described as follows:

Rating	Risk	Explanation
1	Very Low Risk	Exceeds expectations, outperforming underwriting
2	Low Risk	Meeting expectations
3	Moderate Risk	A loss unlikely due to value and other indicators
4	High Risk	Potential risk of default, a loss may occur in the event of default
5	Default Risk	Imminent risk of default, a loss is likely in the event of default

The Company evaluates the historical and operating performance of each loan on a quarterly basis. If a loan is considered to be impaired, an allowance is recorded to reduce the carrying value of the loan. Impairment is measured by comparing the estimated fair value of the underlying collateral, less costs to sell, to the book value of the respective loan. These valuations require judgment, which include assumptions regarding capitalization rates, leasing, creditworthiness of major tenants, occupancy rates, availability of financing, exit plan, actions of other lenders, and other factors deemed necessary by management.

j. Mortgage Servicing Rights, Net

The Company recognizes the right to service mortgage loans as assets when the underlying mortgage loans are sold, or when the MSRs are acquired through a separate purchase. The Company records its originated MSRs at fair value and its purchased MSRs at their acquisition cost. Subsequently, the Company amortizes all MSRs in proportion to, and over the period that approximates when net servicing income is recognized. The MSRs are carried at amortized cost less impairment, if any.

k. Debt Securities

The Company's debt securities consist of investments available for sale and investment held to maturity.

- Investments available for sale, at fair value are carried at their estimated fair value.

- Investments held to maturity primarily represent beneficial interests in securitized financial assets acquired relating to Freddie Mac Small Balance Loan Securitizations (Note 5) which the Company intends to hold until maturity. Beneficial interests are recorded at their cost on the date of acquisition.

l. Investments in Tax Liens, at Fair Value

"Investments in tax liens, at fair value" consist primarily of tax lien certificates, which represent uncollected property taxes offered for sale to the public by the taxing county or municipality, and tax loan receivables, which represent loans to property owners for uncollected taxes (together, "tax liens"). Tax loan receivables are evidenced by a security instrument with loan and repayment terms and an authorization directing the tax collector to transfer the pre-existing tax lien.

Tax liens have super priority status and are secured by a first priority lien on the related real property. Purchases of tax lien certificates are recorded on the date the Company receives the right to the tax deed. Originations of tax loan receivables are recorded on the loan closing date. The Company currently acquires super priority tax lien certificates in 12 states.

The fair value of tax liens, except for certain Florida and Texas liens, approximates their acquisition cost. In the case of Florida and Texas, tax liens are valued based on recent observable transactions in the secondary market.

The Company occasionally forecloses on the real estate associated with a tax lien certificate in an effort to protect its investment. Investments in foreclosed real estate are recorded at fair value at the time of foreclosure and carried at the fair value of the collateral less cost to sell.

m. Equity Method Investments

Investments that provide us with the ability to exercise significant influence over operating and financial policies of the investee are accounted for under the equity method of accounting and presented in "Equity method investments" on the accompanying Consolidated Statement of Financial Condition. We may record equity method adjustments with up to a one-quarter lag. All significant intercompany transactions, including the intercompany portion of transactions with equity method investees, are eliminated from our financial results.

These equity method investments are evaluated for impairment if events or changes in circumstances arise and indicate that the carrying amount of such assets may not be recoverable.

n. Investments held by Consolidated Funds

During 2019, the Company consolidates a master debt fund and a tax credit fund. For the consolidated master debt fund, the Company carries the fund's investments at fair value on the accompanying Consolidated Statement of Financial Condition.

The investments held by consolidated funds are carried at amortized cost, adjusted for impairment, if any. However, one of the investment funds is accounted for as an investment company under GAAP and follows the accounting and reporting guidance applicable to investment companies in the Financial Accounting Standards Board ("FASB"), ASC Topic 946, *Financial Services - Investment Companies*. As a private investment company, investments are carried at fair value. The Company has retained the specialized accounting for this fund in consolidation.

o. Fees and Other Receivables

Fees and other receivables include accrued asset management fees and receivables related to construction bridge, pre-development and other financings to developers of property partnerships associated with its sponsored LIHTC funds. These financings typically have a maturity date between 12 to 24 months and accrue interest at a fixed rate. Principal is paid as set forth by the underlying note. Receivables are evaluated periodically for collectability and reserves are established if collectability is unlikely. Allowances for these receivables are generally determined using management's judgment based on the present value of estimated cash flows. As of December 31, 2019, the Company has recorded $0.4 million in such an allowance.

p. Intangible Assets, Net

Intangible assets, net represents licenses, a tax lien origination platform, contractual rights, and certain trade names. The licenses, origination platform, and trade names are amortized under the straight-line method. The contractual rights are amortized over the remaining lives of the fee contracts acquired in a

manner that relates to the expected cash flows from the contracts. Intangible assets are carried at amortized cost, adjusted for impairment, if any.

q. *Goodwill*

The Company reviews goodwill for impairment on an annual basis.

r. *Leases*

The Company reviews new arrangements at inception to evaluate whether we substantially obtain all the economic benefits of and have the right to control the use of an asset. If we determine that an arrangement qualifies as a lease, we recognize a lease liability and a corresponding asset on the lease's commencement date. The lease liability is initially measured at the present value of the future minimum lease payments over the lease term using the rate implicit in the arrangement or, if not available, our incremental borrowing rate. An operating lease asset is measured initially at the value of the lease liability less any lease incentives and initial direct costs incurred.

Our leases qualify as operating leases and consist primarily of real estate leases for corporate offices and other facilities. The Company measures its right-of-use assets and lease liabilities using the Company's incremental borrowing rate, which is based on a synthetic corporate yield curve at the commencement of each lease. Judgment is required to develop the yield curves.

The Company does not recognize right-of-use assets and lease liabilities for leases with a term of twelve months or less. The Company elected to measure the lease liability of our operating leases by combining the lease and non-lease components into one single lease component.

The Company records lease liabilities related to operating leases in "Accounts payable and other liabilities" and the related right-of-use assets are recorded in "Prepaid expenses and other assets."

s. *Allowance for Risk-Sharing and Recourse Obligations*

The Company recognizes an "Allowance for risk-sharing and recourse obligations" for loans sold to Fannie Mae under the Delegated Underwriting and Servicing ("DUS") program and Freddie Mac under the Delegated Underwriting Initiative ("DUI") program to share the risk of loan losses, as well as, for residential loans sold to Fannie Mae where Fannie Mae maintains recourse and certain loans originated under Freddie Mac's SBL program (Note 17).

Under the Fannie Mae DUS Program, the Company originates loans that are thereafter purchased or credit enhanced by Fannie Mae and sold to third party investors. Pursuant to a master loss sharing agreement with Fannie Mae, a subsidiary of the Company, Hunt Mortgage Company, LLC ("HMC"), retains a first loss position with respect to the loans that are originated and sold under this program. For these loss sharing loans, HMC assumes responsibility for a portion of any loss that may result from borrower defaults, based on Fannie Mae loss sharing formulas following Fannie Mae risk Levels I, II or III, with Level III loans representing the highest risk loans and for which HMC assumes the greatest share of loss. For a majority of these loans, upon a default, HMC is responsible for the first 5% of the unpaid principal balance and a proportion of any additional losses to a maximum of 20% of the original principal balance. For certain of these loss sharing loans, a modified risk-sharing arrangement is applied in which HMC's risk share is reduced to 0% to 75% of HMC's overall share of the loss. For Level II and III loans, HMC may carry a higher loss percentage. Pursuant to this agreement, HMC is responsible for funding 100% of mortgagor delinquency (principal and interest) for a period of four months and servicing advances (taxes, insurance and foreclosure costs) until the amounts advanced exceed 5% of the unpaid principal balance at the date of default. Thereafter, no further fundings are required until final settlement under the master loss sharing agreement.

Under the Freddie Mac DUI program ("DUI Loss Sharing Agreement"), a subsidiary of the Company, Hunt Mortgage Partners, LLC ("HMP"), is obligated to reimburse Freddie Mac for a proportion of any loss that may result from borrower defaults in DUI transactions. For such loans, upon a default, HMP's share of the standard loss will be the first 5% of the UPB at the date of default, and 25% of the next 20% of the remaining UPB to a maximum of 10% of the UPB.

Pursuant to the terms of the Freddie Mac SBL Program (Note 5), HMP is required to repurchase loans for up to a twelve-month period ("SBL Repurchase Period") if there is a monetary or non-monetary default on the loan ("SBL Repurchase Obligation"). This repurchase obligation terminates upon the securitization of the loan. Subsequent to the SBL Repurchase Period, HMP has a loss sharing obligation on SBL loans prior to their placement by Freddie Mac in their securitization. Under the terms of the loss sharing agreement with Freddie Mac, HMP is obligated to reimburse Freddie Mac for a portion of the loss based on Freddie Mac loss sharing formulas up to a maximum loss equal to 10% of the aggregate unpaid principal balance UPB of the loans.

The Company maintains the "Allowance for risk-sharing and recourse obligations" at a level that in management's judgment is adequate to provide for estimated obligations. The Company's assessment of the allowance is based on a number of factors including, but not limited to, general economic conditions, changes in the borrower's ability to meet debt service requirements, changes in the value of the collateral or the risk of refinancing the loan at maturity. For performing loans, the Company maintains a reserve, which is based on the stratification of the loan servicing portfolio by debt service coverage ratio ("DSCR") and loan to value ratio ("LTV") calculated from the most current net operating income ("NOI") of the underlying properties. The probability of default and loss given default is higher for loans with lower DSCRs and higher LTVs and therefore a higher reserve is maintained for such loans. For defaulted loans in which a loss is expected, the Company maintains a loan specific reserve based on the estimated value of the underlying collateral and an estimate of its share of the loss.

t. Derivative Assets and Liabilities

The Company enters into commitments to originate multifamily mortgage loans held for sale with customers at specified interest rates and within a specified period of time. These interest rate lock commitments ("IRLCs") meet the definition of a derivative and are recorded at fair value in "Prepaid expenses and other assets" or "Accounts payable and other liabilities". The estimated fair value of IRLCs includes the value of loan origination fees and premiums on anticipated sale of the loan, net of co-broker fees, and the fair value of the expected net future cash flows associated with the servicing of the loan. The Company manages the market risk associated with its outstanding IRLCs and loans held for sale by forward loan sales commitments with permanent investors. These forward sale commitments also meet the definition of a derivative and are recorded at fair value in "Prepaid expenses and other assets" or "Accounts payable and other liabilities". The estimated fair value of forward sale commitments includes the effects of interest rate movements between the commitment date and statement of financial condition date.

The Company enters into credit and interest rate derivatives in the form of total return swaps ("TRS"), interest rate swaps ("IRS"), and interest rate caps ("IRC"), which are included in "Prepaid expenses and other assets" or "Accounts payable and other liabilities". The IRS economically hedge interest rate exposure of loans originated for the Company's Proprietary Lending program loans held for sale. The Company's TRS, IRS, and IRC are not designated as hedges.

The Company nets the fair value of derivative contracts where a master netting agreement exists with a single counterparty that provides for net settlement of all such contracts through a single payment in the

event of a default or on termination of any one contract. Rights to reclaim collateral deposited with derivative counterparties are recorded in "Restricted cash". In addition, the Company has collateral of $0.7 million in restricted cash.

*u. **Contract Balances***

Contract assets of $7.2 million and receivables from contracts with customers of $5.3 million related to the LIHTC business as of December 31, 2019 are presented in "Fees and other receivables" in the accompanying Consolidated Financial Statement. Contract assets consist of syndication contracts acquired prior to 2018 and represent the value of the revenue stream recognized in advance of billing the customer and for which the right to bill is subject to certain contingent events.

Receivables with contracts from customers represent receivables for services performed related to syndication, asset management fees and short-term advances to LIHTC properties and funds. When the Company receives consideration prior to transferring services to a customer under the terms of the services contract, it records deferred revenue, which represents a contract liability. The Company recognizes the contract liability as revenue once it has transferred control of service to the customer and all revenue recognition criteria are met. Contract assets and contract liabilities are determined for each contract on a net basis.

*v. **Resale and Repurchase Agreements***

Transactions involving sales of mortgage loans under agreements to repurchase ("Repurchase agreements" or "Repos") are accounted for as secured financing arrangements or agreements (Note 15).

*w. **Income Taxes***

The Company is a single member Limited Liability Company ("SMLLC") and as such, is treated as disregarded for U.S. Federal income tax purposes. Some states impose an entity level tax. The Company files standalone tax returns for these types of taxes in state and local jurisdictions in which it does business. For income tax purposes, all the assets, liabilities, and items of income, deductions, gains and losses flow to Hunt Capital Holdings, LLC ("HCH"). HCH is treated as a partnership and its majority partner, HCI has elected to be treated as an S Corporation for federal income tax purposes. All of HCI's items of income, deductions, gains and losses are passed through to its individual shareholders.

The Company accounts for state and local income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are computed using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

The Company adopted ASC Subtopic 740-10, which prescribes a recognition threshold and measurement attribute for use in connection with the obligation of a Company to recognize, measure, present, and disclose in its financial statement uncertain tax positions.

*x. **Non-controlling Interests***

The Company classifies non-controlling interests in the Consolidated Statement of Financial Condition as part of equity.

*y. **Business Acquisitions***

The Company records business acquisitions under the purchase accounting method, in accordance with ASC 805, *Business Combinations*, which requires that total consideration paid for a business be

allocated to the fair value of the acquired assets and liabilities. The amount of consideration paid in excess of the fair value of the net assets acquired is recorded as goodwill; the amount by which the fair value of the net assets acquired exceeds the consideration paid is recorded as a bargain purchase gain. The application of purchase accounting to a business acquisition requires that the Company identify the individual assets acquired and liabilities assumed and estimate the fair value of each. The Company normally utilizes independent third party specialists to determine these fair values in each business combination using an acceptable valuation methodology, which may include an income, market, and/or cost approach. Under the income method, the specialist may use various approaches, including the discounted cash flow or the direct capitalization method. In applying the income approach, the specialists may estimate the value of an asset or a business by discounting to present value the cash flows expected to be generated by the asset or business over its remaining economic life, and may apply a residual or terminal value. Where appropriate, the specialists may also apply the net assets or cost approach, where they either adjust the asset and liability balances on the acquired entity's balance sheet to their fair value equivalents (the net assets approach) or use the concept of replacement cost as an indicator of fair value (the cost approach). The estimated fair value of equity of the reporting units resulting from each of these approaches is frequently dependent upon the estimates of future business unit revenues and costs. Such estimates are subject to critical assumptions regarding the nature and health of asset and financial markets in future years as well as the discount rate to apply to the projected future cash flows. In estimating future cash flows, a balance sheet as of the acquisition date and historical statements of operations and other pertinent information for each reporting unit are compiled. This data is then used to estimate future cash flows.

z. ***Recently Issued and Adopted Accounting Standards***

- On January 1, 2019, we adopted the requirements of Accounting Standards Codification ("ASC") *Leases (Topic 842)*. The Company used the package of practical expedients, including not reassessing whether existing contracts contained a lease, the lease classification of existing or expired leases, or whether previously capitalized costs continue to qualify as initial direct costs. Additionally, the Company has elected to not recognize right-of-use assets and lease liabilities for leases with a term of twelve months or less, to apply hindsight in determining the lease term, and to combine lease and non-lease components into a single lease component. Upon adoption, we recognized in continuing operations a right-of-use asset of $4.4 million and an offsetting lease liability of $4.4 million on the Consolidated Statement of Financial Condition.
- In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. Topic 326 will replace the incurred loss impairment methodology pursuant to GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The amendments are effective for annual reporting periods beginning after December 15, 2019. The Company does not expect the adoption of Topic 326 to materially impact the continuing operations of its Consolidated Financial Statement.
- In August 2018, the FASB issued ASU 2018-13, *Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement*, which modified the disclosure requirements on fair value measurements. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019, with early adoption permitted. The Company does not expect the adoption of this standard to materially impact its Consolidated Financial Statement.
- In December 2019, the FASB issued ASU 2019-12, *Simplifying the Accounting for Income Taxes*. This guidance removes certain exceptions related to the approach for intraperiod tax

allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences. This guidance also clarifies and simplifies other areas of ASC 740, *Income Taxes*. This ASU will be effective for fiscal years beginning after December 15, 2020. Early adoption is permitted. Certain amendments in this update must be applied on a prospective basis, certain amendments must be applied on a retrospective basis, and certain amendments must be applied on a modified retrospective basis through a cumulative effect adjustment to retained earnings in the period of adoption. The Company is currently evaluating the impact of adopting this ASU on its Consolidated Financial Statement.

(3) Discontinued Operations

On November 1 2019, HCI entered into a definitive agreement to sell HREC and certain other assets to ORIX Real Estate Capital Holdings, LLC (ORIX), an affiliate of ORIX Corporation, a Tokyo-based financial services firm, and on January 3, 2020, the sale closed. As a result of this transaction, certain senior management and employees of HREC and its subsidiaries will become employees of ORIX and the Company will effectively exit the mortgage banking business.

During November 2018, the Company committed to a plan to discontinue its broker-dealer proprietary trading operations associated with the trading of mortgage-backed securities, asset-backed securities and other fixed income instruments, equities, preferred stocks, listed options, derivatives and swaps, and exchange traded funds on its own behalf. The restructuring plan, completed during 2019, included termination of the employees' employment, disposition of all trading positions in securities and derivatives, termination of securities repurchase and clearing agreements, and termination of the office lease and disposition of furniture and equipment.

The Company evaluated the criteria for reporting the results of operations for its proprietary trading and mortgage banking businesses under ASC 205-20, *Presentation of Financial Statements - Discontinued Operations* and determined that the termination qualifies for treatment as discontinued operations. As such, the assets and liabilities for the mortgage banking businesses are classified as discontinued operations.

The following table summarizes assets and liabilities related to discontinued operations included in the accompanying Consolidated Statement of Financial Condition as of December 31, 2019 (in thousands):

Assets		
Cash and cash equivalents	$	28,861
Restricted cash		43,086
Investments:		
Mortgage loans held for sale, at fair value		243,790
Mortgage loans held for investment, net		62,701
Mortgage servicing rights, net		215,993
Equity method investments		251
Due from affiliates		4,323
Fees and other receivables		9,499
Prepaid expenses and other assets		33,274
Goodwill and other intangible assets, net		13,215
Assets held for sale of discontinued operations	$	654,993
Liabilities		
Debt	$	393,394
Accounts payable and other liabilities		71,314
Allowance for risk-sharing and recourse obligations		7,150
Due to affiliates		1,107
Liabilities held for sale of discontinued operations	$	472,965

(4) Variable Interest Entities

The consolidated financial statement includes the accounts of the Company and of entities that are considered to be variable interest entities in which the Company is the primary beneficiary, as well as those entities in which the Company has a controlling financial interest, including wholly-owned subsidiaries.

During 2017, the Company, through its subsidiary, acquired interests in a SBL Securitization trust (Note 12). Because the Company serves as the Directing Certificateholder, as appointed by the controlling class majority holder, of the SBL Securitization trust in which it invests and the right to remove the Company as the Directing Certificateholder is not exercisable without cause, the trust is deemed to be a VIE and consolidation is required pursuant to GAAP.

The Company, through its subsidiary, acquires limited partnership interests in LIHTC properties that are held until syndication. Upon syndication, the Company holds general partner ownership interests in the Tax Credit Fund Partnerships. The Tax Credit Fund Partnerships have limited partner equity investments in low-income housing property-level partnerships. The Company generally sponsors two general types of Tax Credit Fund Partnerships: non-guaranteed single investor funds or non-guaranteed multi-investor funds.

In the single investor funds, the Company, as managing member or general partner, is the one party with power over the significant economic activities but does not have the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. Accordingly, the Company is not deemed to be the primary beneficiary and these funds are not consolidated. However, the Company does consolidate one Tax Credit Fund Partnership in which it has the obligation to

repurchase the partnership's interests in certain Lower Tier Property Partnerships upon the occurrence of certain default events. During 2018, the Company created a single investor fund ("TCF 30") in which it has guaranteed certain completion and stabilization milestones of the Lower Tier Property Partnerships to the investor. In the event such a milestone is not met by the prescribed deadline, the Company is obligated, at the election of the investor, to repurchase the Lower Tier Property Partnership interest for a price equal to the aggregate price paid by TCF 30. Until the expiration of the repurchase obligation, the Company, as general partner of TCF 30 has broad authority to act on behalf of TCF 30 without the consent of the investor. Therefore, the Company consolidates TCF 30.

In the multi-investor funds, the Company, as the managing member of the Tax Credit Fund Partnerships, acts as an agent in its decision-making role and not as a principal and it is not considered the primary beneficiary and does not consolidate as the Company lacks exposure to the economic performance of the VIE that could be potentially significant.

The Company also does not consolidate the limited partnership interests in LIHTC properties or the Lower Tier Property Partnerships as the general partners are considered the primary beneficiaries. Neither the Company nor the Tax Credit Fund Partnerships control these Lower Tier Property Partnerships. These investments pending syndication are typically held for a short period of time until the partnership is syndicated.

The Company, through its subsidiaries, is able to remove the existing general partner of Lower Tier Property Partnerships for cause related to non-performance and assume control of Lower Tier Property Partnerships in which the Tax Credit Fund Partnerships hold limited partner interests. As of December 31, 2019, the Company has assumed control and consolidates two Lower Tier Property Partnerships where the limited partner interests are held by a Tax Credit Fund Partnership in which the Company has a general partner ownership interest. The Company assumed this general partnership interest to preserve direct or indirect investments in equity investments.

During 2016, the Company, through its subsidiary, formed a master feeder fund organized to generate returns by investing in various real estate investment opportunities generating income and capital appreciation. The Hunt Debt Opportunity Master Fund, L.P. ("Master Fund") has three limited partners: Hunt Debt Opportunity Fund (Institutional), L.P. and Hunt Debt Opportunity Fund (HNW), L.P., each a Delaware limited partnership, and Hunt Debt Opportunity Fund Ltd., a limited liability corporation formed in the Cayman Islands (collectively, the "Feeder Funds"). The Feeder Funds invest substantially all of their assets in the Master Fund. The Master Fund is managed by the Hunt Opportunity Fund I GP, LLC (the "General Partner") and Hunt Investment Management, LLC (the "Investment Manager").

The Company consolidates the Master Fund as it has determined it is the primary beneficiary of the Master Fund as a result of it having the majority of the voting interest of the fund and the power to make the decisions that most significantly affect the economic performance and holding a variable interest that obligates the Company to absorb losses that could potentially be significant (Note 9).

During 2017, the Company, through its subsidiary, formed a real estate fund to make strategic investments in a diversified portfolio of real estate related assets that provide the opportunity to yield an attractive risk adjusted rate of return. The Hunt/KCVG Real Estate Fund, LP ("RE Fund") is managed by HIM which has engaged K.C. Venture Group, LLC to assist as a special consultant to HIM. The Company does not consolidate the RE Fund as it has determined it is not the primary beneficiary as it lacks the power to make the decisions that most significantly affect the economic performance of the VIE.

For those VIEs where the Company does not consolidate, our risk of loss is limited to our investments in, advances to, and/or receivables due from VIEs. The aggregate assets, liabilities, and our exposure to loss from those VIEs that meet certain thresholds of significance at December 31, 2019 are as follows (in thousands):

	Aggregate assets	Aggregate liabilities	Our risk of loss
LIHTC funds	$ 1,106,115	1,274	17
Property partnerships	55,385	45,929	5,186
Real estate investment funds	218,740	12,530	1,027
Total	$ 1,380,240	$ 59,733	$ 6,230

(5) Mortgage Banking Activities

The Company's mortgage banking activities include originating loans for sale to third parties or for its own account, and subsequently servicing most of those loans. Loans originated by the Company are primarily funded with warehouse and repurchase facilities (Note 15). Certain activities associated with the servicing and subservicing of the loans in the Company's servicing portfolio under various mortgage banking programs outlined below are contracted out to an unaffiliated third party subservicer.

The allowance for loan losses is the Company's estimate of credit losses inherent in the loan portfolio as of December 31, 2019. The allowance for risk-sharing and recourse obligations recorded as of December 31, 2019 is the Company's estimated portion of losses based on its collective assessment of the DUI loans in the loss sharing program with Freddie Mac, SBL loans with Freddie Mac, DUS loans in the loss sharing program with Fannie Mae, and the estimated losses on residential loans where the Company maintained recourse (Notes 2 and 17).

(a) Fannie Mae Program

The Company is approved by Fannie Mae as a multifamily DUS lender and residential lender. The Company originates, underwrites, and services mortgage loans on multifamily and residential properties and sells the mortgage loans directly to Fannie Mae. For DUS loans, the Company assumes responsibility for a portion of any loss that may result from borrower defaults, based on the Fannie Mae loss sharing formulas (Note 17).

At December 31, 2019, the Company had $9.4 billion of loans in its Fannie Mae servicing portfolio, of which $9.2 billion relates to multifamily loans. In addition, the Company had received commitments from Fannie Mae to purchase mortgages that have already been funded by the Company. These loans totaled $93.1 million as of December 31, 2019 and are included in "Mortgage loans held for sale, at fair value", which is reported in discontinued operations.

(b) Freddie Mac Program

The Company is an approved Freddie Mac seller/servicer of mortgage loans. Under the Freddie Mac program, the Company originates, underwrites, and services mortgage loans on multifamily properties and sells the project loans directly to Freddie Mac.

For loans originated under the Freddie Mac DUI program, the Company assumes responsibility for a portion of any loss that may result from borrower defaults, based on Freddie Mac loss sharing formulas (Note 17).

For loans originated under Freddie Mac's Small Balance Loan ("SBL") program for which Freddie Mac intends to sell the loans into a Freddie Mac sponsored securitization (an "SBL Securitization"),

the Company has a repurchase obligation or a loss sharing obligation, prior to placement of such loans by Freddie Mac in their SBL Securitization, to reimburse Freddie Mac for a portion of the loss based on Freddie Mac loss sharing formulas (Note 17). For Small Balance Loans rate locked during 2019, the Company elected to not purchase the most subordinate class of the underlying securities of the SBL Securitization. The Company has elected the fair value option for initial and subsequent recognition of the assets and liabilities of the SBL Securitization trusts where the Company consolidates as the primary beneficiary.

At December 31, 2019, the Company had $6.6 billion of mortgage loans in its Freddie Mac servicing portfolio. In addition, the Company had received commitments from Freddie Mac to purchase mortgages that have already been funded by the Company. These loans totaled $40.2 million as of December 31, 2019 and are included in "Mortgage loans held for sale, at fair value" which is reported in discontinued operations.

(c) *FHA Program*

The Company is approved by the FHA as a non-supervised mortgagee. Under the FHA program, the Company originates, underwrites and services mortgage loans on multifamily and residential properties. As of December 31, 2019, the Company serviced $659.5 million of loans under the FHA 223(f), 232, and 242 Programs, of which $658.5 million were transferred into pools of Ginnie Mae securities at December 31, 2019. In addition, the Company had received commitments from FHA to purchase mortgages that have already been funded by the Company. These loans totaled $30.0 million as of December 31, 2019 and are included in "Mortgage loans held for sale, at fair value", which is reported in discontinued operations.

(d) *Proprietary Lending*

The Company originates, underwrites and services mortgage loans on income producing properties for its own account ("Proprietary Lending"). Loans originated under the Company's Proprietary Lending program include fixed rate loans on stabilized properties which the Company intends to contribute to targeted investment vehicles ("Fixed Proprietary Loans"), floating rate bridge loans ("Bridge Loans") and mezzanine financing in the form of loans that are subordinate to a conventional first mortgage loan and senior to the borrower's equity ("Mezzanine Loans"). Mezzanine Loans may be secured by pledges of ownership interests in entities that directly or indirectly control the real property or subordinated loans secured by second mortgage liens on the property. We may also require additional security such as personal guarantees, letters of credit and/or additional collateral unrelated to the property.

Fixed Proprietary Loans, Bridge Loans and Mezzanine Loans are classified as "Mortgage loans held for investment, net" and carried at amortized cost on the accompanying Consolidated Statement of Financial Condition. The Proprietary Lending unamortized loan fees were zero as of December 31, 2019.

The Company has elected the fair value option for certain Fixed Proprietary Loans that are held for sale. As of December 31, 2019, the aggregate fair value and the aggregate unpaid principal balance of such loans totaled $26.6 million and $27.3 million, respectively.

The following table summarizes our mortgage loans held for investment and weighted average internal risk ratings by loan type as of December 31, 2019 (dollars in thousands):

	Carrying Value	Unpaid Principal Balance	Percentage of Portfolio	Weighted Average Coupon(1)	Weighted Average Life(2) (Years)	Weighted Average Internal Risk Rating(3)
Fixed proprietary loans	$ 233,531	$ 233,531	100 %	4.50 %	5.7	1.7
Allowance for loan losses	—					
Total net loans	$ 233,531	$ 233,531				

(1) Weighted average coupon is calculated on the UPB of each loan

(2) Weighted average life of each loan type has been calculated based on UPB assuming that there are no prepayments, defaults, extensions or delinquencies

(3) Weighted average internal risk rating is calculated on the UPB of each loan. See Note 3(j) regarding the internal risk rating scale.

The following table summarizes the mortgage loans held for investment by asset class as of December 31, 2019 (dollars in thousands):

Asset Class	Unpaid Principal Balance	Percentage of Portfolio
Retail and Mixed Use	$ 149,889	64.18 %
Multifamily	44,175	18.92 %
Industrial	39,467	16.90 %
Total	$ 233,531	100.00 %

The Company determined that no allowance for loan losses was necessary as of December 31, 2019.

As of December 31, 2019, none of the Company's Proprietary Lending loans were 90 days delinquent or on non-accrual status. Additionally, the Company has not experienced any loans that were 90 days or more delinquent, or put on non-accrual status since the inception of the Proprietary Lending program.

(c) *Borrower Escrow Deposits*

The Company is required to maintain custody for certain borrower deposits in escrow for, among other purposes, taxes, insurance, and replacement reserves under each of the above programs. These deposits are segregated in bank accounts held outside of corporate assets and not presented in the accompanying Consolidated Statement of Financial Condition. At December 31, 2019, escrows under each program consisted of the following (in thousands):

	Continuing Operations	Discontinued Operations
Fannie Mae	$ 4,876	$ 274,112
Freddie Mac	—	181,921
HUD/FHA	2,232	49,821
Proprietary Lending and other	5	39,661
Total	$ 7,113	$ 545,515

(6) Debt Securities

The Company holds I/O Certificates relating to certain SBL Securitizations in investments available for sale, at fair value. The Company holds bond securities issued by Freddie Mac SBL Securitizations ("SBL Bonds") in investments held to maturity.

The following table presents the amortized cost and fair value for the debt securities as of December 31, 2019 (in thousands):

	Amortized Cost	Fair Value
Available for Sale:		
I/O Certificates	$ 1,656	1,850
Held to Maturity:		
SBL Bonds	$ 3,219	4,111

Because the Company does not intend to sell its debt securities and believes that it is not more likely than not that it will be required to sell the debt securities before recovery of their amortized cost basis, the debt securities are not considered to be OTTI.

Scheduled maturities of debt securities classified as available for sale and held to maturity were as follows as of December 31, 2019 (in thousands):

	Carrying Amount	Fair Value
Available for sale:		
Due after ten years	$ 1,656	1,850
Held to maturity:		
Due after ten years	$ 3,219	4,111

(7) Equity Method Investments

Investments accounted for under the equity method consist of real estate investment funds, property partnerships, partnership interests in LIHTC properties and Tax Credit Fund Partnerships, and our ownership interests in Hunt Companies Finance Trust, Inc. ("HCFT") in which the Company has significant influence but not a controlling financial interest. The Company's ownership interests in such equity method investments generally ranges from approximately 0.01% to 5.0%. At December 31, 2019, the market value of HCFT was $7.3 million based on the quoted market price of the equity investment traded on a public exchange.

HIM and HCP provide investment management services to these funds under the terms of management agreements.

Equity method investments as of December 31, 2019 were as follows (dollars in thousands):

	Carrying Value	Ownership Percentage
Hunt Companies Finance Trust, Inc.	$ 7,268	9.5%
Other	6,446	Various
Total	$ 13,714	
Discontinued Operations:		
Pharos-Hunt, LLC real estate joint venture	$ 251	49.0 %

(8) Investments in Tax Liens, at Fair Value

As of December 31, 2019 the tax liens have an aggregate fair value of $300.3 million, of which $170.4 million collateralizes certain notes (Note 16).

Exposures of the investments in tax liens by state as of December 31, 2019 include: Florida 34%, Ohio 25%, Texas 17%, South Carolina 10%, Tennessee 5% and all other states 9%.

(9) Investments Held by Consolidated Funds

The following table presents the summarized assets and liabilities of the consolidated funds in which the Company has ownership interests as of December 31, 2019 (in thousands):

Investments held by consolidated funds:	
Debt securities, at fair value	$ 21,733
Investment in real estate joint venture, at fair value	7,453
Investment in property partnership	26,318
Total investments held by consolidated funds	55,504
Cash and cash equivalents held by consolidated funds	13,413
Other receivables	145
Debt	(5,598)
Accounts payable	(132)
Non-controlling interests	(26,771)
The Company's net equity in consolidated funds	$ 36,561

(10) Mortgage Servicing Rights

MSRs represent capitalized values of the servicing rights retained by the Company for mortgage loans originated and sold or separately acquired. To determine the fair value of the originated servicing rights capitalized during the year and the fair value of existing MSRs, the Company uses a discounted cash flow methodology.

The key assumptions used in the estimation of the fair value of MSRs include prepayment speeds, discount rates, cost to service, default rates, contractual servicing fees and escrow earnings rates. Prepayment rates were considered to be 0% constant prepayment rate ("CPR") during the lockout period. After the lockout expiration date and if the loan was subject to a prepayment penalty provision, a CPR of 2% to 10% was applied, and at the end of the prepayment penalty period a terminal CPR of 2% to 25% was applied. The discount rates used to determine present value range from 8% to 13.5% and may be adjusted upward due to certain circumstances as determined on a loan-by-loan basis. The Company estimates the term of servicing for each loan by assuming that the maturity of servicing would not end prior to the yield maintenance date,

at which point the prepayment penalty expires. Escrow balances are assumed to increase 3% per year. The estimated rate of return on float balances on escrow amounts is 2%. The Company estimates default rates based on the borrower's debt service ratio.

The Company's net carrying amount of MSRs at December 31, 2019 is as follows (in thousands):

	Continuing Operations			Discontinued Operations		
	Originated	Purchased	Total	Originated	Purchased	Total
Gross carrying amount:						
Commercial	$ —	$ 296	$ 296	$ 458,951	$ 38,373	$497,324
Residential	1,083	1,958	3,041	—	—	—
Less accumulated amortization:						
Commercial	—	(41)	(41)	(243,375)	(37,956)	(281,331)
Residential	(400)	(1,575)	(1,975)	—	—	—
Net carrying amount	$ 683	$ 638	$ 1,321	$ 215,576	$ 417	$215,993

The weighted average remaining life of the aggregate MSR portfolio is estimated at 22.4 years at December 31, 2019.

(11) Goodwill and Other Intangible Assets

The Company's net carrying amounts of the components of intangible assets as of December 31, 2019 are as follows (dollars in thousands):

		Continuing Operations	Discontinued Operations
	Estimated Useful Life	Carrying Amount	Carrying Amount
Goodwill		$ 18,967	$ 1,047
Mortgage banking licenses	10 years	—	12,400
Contractual rights to asset management fees	5 years - 9 years	5,510	12,272
Contractual rights to syndication revenue	2 years - 15 years	12,406	—
Tax lien origination platform	7 years	6,592	—
Trade name	7 years	60	—
Other licenses	Indefinite	1,325	—
Total goodwill and other intangible assets		44,860	25,719
Less: Accumulated amortization		(12,266)	(12,504)
Goodwill and other intangible assets, net		$ 32,594	$ 13,215

(12) Securitization VIE Assets and Liabilities, at Fair Value

The Company originates mortgage loans under Freddie Mac's SBL program for which Freddie Mac intends to sell the loans into Freddie Mac sponsored securitization trusts ("SBL Securitization"). An SBL Securitization trust issues Collateralized Mortgage-Backed Securities ("CMBS") that are collateralized by the SBL loans that have been sold by Freddie Mac into the trust. While the Company holds a majority of the controlling class of the security and serves as the Directing Certificateholder of the SBL Securitization trusts in which it invests and the right to remove the Company as the Directing Certificateholder is not exercisable without cause, the trusts are deemed to be VIEs and consolidation is required pursuant to GAAP. This results in the gross assets and liabilities of the trusts being included on the Consolidated Statement of Financial Condition. The assets and other instruments held by these trusts are restricted and

can only be used to fulfill the obligations of the entity. Additionally, the obligations of the trusts do not have any recourse to the general credit of any other consolidated entities, nor to the Company as the consolidator of these trusts. The trust's liabilities initially represent investment securities on the Consolidated Statement of Financial Condition (pre-consolidation). Upon consolidation of these trusts, the associated investment securities are eliminated.

The Company acquired the B-Piece, was designated the Directing Certificateholder, and consequently consolidated the SBL Securitization trust in April 2017. The Company elected the fair value option for initial and subsequent recognition of the assets and liabilities of the trust. The SBL Securitization trust is static, with no reinvestment permitted, and there is no active management of the underlying assets. In determining the fair value of the assets and liabilities of the SBL Securitization trust, the Company maximizes the use of observable inputs over unobservable inputs. The fair value of the SBL Securitization trust's assets is determined by reference to the SBL Securitization trust's liabilities as permitted under ASU 2014-13, *Consolidation (Topic 810): Measuring the Financial Assets and the Financial Liabilities of a Consolidated Collateralized Financing Entity*. This methodology results in the fair value of the assets of the SBL Securitization trust being equal to the fair value of its liabilities.

The consolidated SBL Securitization trust had $192.8 million of Securitization assets and $192.8 million of Securitization liabilities as of December 31, 2019. The carrying value of the Company's CMBS investments in this trust as well as the allocable portion of the mortgage servicing right associated with the Company's role as special servicer of the SBL Securitization trust, totaling $7.1 million, was eliminated in consolidation against Securitization liabilities as of December 31, 2019 resulting in net securitization liabilities of $185.7 million in consolidation.

The inclusion of the assets and liabilities of SBL Securitization trusts in which the Company is deemed the primary beneficiary has no economic effect to the Company. The exposure to the obligations of these VIEs is generally limited to the Company's investment in these entities. The Company is not obligated to provide, nor has provided, any financial support for the consolidated SBL Securitization trust.

(13) Credit and Interest Rate Transactions

During 2019, the Company engaged in certain other proprietary credit transactions, primarily in the form of TRS with certain financial instruments as the reference asset.

In order to manage the interest rate exposure of the TRS, as well as the interest rate exposure of Proprietary Lending loans and its investments in debt securities, the Company has entered into IRS contracts (Note 14). The TRS and IRS derivatives are included in "Prepaid expenses and other assets" or "Accrued payable and other liabilities" in the Company's accompanying Consolidated Statement of Financial Condition.

As of December 31, 2019, the Company had cash collateral of $0.7 million deposited with the Company's derivative counterparties which is recorded in "Restricted cash" on the accompanying Consolidated Statement of Financial Condition. As of December 31, 2019, the Company had additional collateral of $31.5 million pledged with the derivative counterparty which is recorded in "Loans to affiliates".

(14) Fair Value of Financial Instruments

The Company uses valuation techniques that are consistent with the market approach, the income approach and/or the cost approach to measure assets and liabilities that are measured at fair value. Inputs to valuation techniques are based on assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, those that reflect the assumptions market participants would use in

valuing the asset or liability based on market data obtained from independent sources, or unobservable, those that reflect the assumptions about the valuation techniques and inputs market participants would use in valuing the asset or liability based on the best information available in the circumstances. In that regard, accounting standards establish a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

- Level 1 – Financial assets and liabilities whose values are based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.
- Level 2 – Financial assets and liabilities whose values are based on inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.
- Level 3 – Financial assets and liabilities whose values are based on inputs that are both unobservable and significant to the overall valuation.

Where inputs used to measure fair value may fall into different levels of the fair value hierarchy, the Company categorizes such financial asset or liability based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability that a market participant would use.

A description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. These valuation methodologies contain observable and unobservable inputs and were applied to all of the Company's assets and liabilities carried at fair value:

- Derivative instruments (Level 2) – The derivative positions consist of IRS. The estimated fair value is derived using a discounted cash flow model. The pricing model takes into account the contract terms, including maturity, as well as interest rates and credit quality of the counterparty.
- Derivative instruments (Level 3) – The derivative positions consist of TRS, IRLCs and forward sale agreements. The estimated fair value of TRS is determined based on the present value of the estimated future net contractual payments for the term of the agreement as well as the current value of the underlying reference security. The value of the underlying instrument is determined based on the price of similar securities. The estimated fair value of IRLCs includes the value of loan origination fees and premiums on anticipated sale of the loan, net of co-broker fees, the fair value of the expected net future cash flows associated with the servicing of the loan as well as the effects of interest rate and market price movements between commitment date and statement of financial condition date. The estimated fair value of forward sale commitments includes the effects of interest rate and market price movements between the commitment date and statement of financial condition date.
    - Fair value of the expected future cash flows associated with the servicing of the loan is determined by using various projected inputs, such as servicing costs and fees, as well as estimated inputs derived with the assistance of a third party specialist. These estimated inputs include default rates, prepayment speeds and an appropriate discount rate.

  - Effects of interest rate movements are calculated based on movements in applicable published U.S. Treasury prices between the rate lock date and the statement of financial condition date.
  - Effects of market price movements are calculated based on changes in pricing of similar securities between the trade date and the statement of financial condition date.
  - The fair value of the Company's forward sales agreements is adjusted to reflect the risk that the agreement will not be fulfilled. The Company's exposure to nonperformance in rate lock and forward sale contracts is represented by the contractual amount of those instruments. Given the credit quality of the Company's counterparties, the short duration of forward sale agreements, and the Company's historical experience with the agreements, the risk of nonperformance by the Company's counterparties is not believed to be significant.

- "Mortgage loans held for sale, at fair value" (Level 2) – The Company determines the fair value of the loans held for sale by including contractual cost and fees, the fair value of the expected net future cash flows associated with the servicing of the loan, and the effects of interest rate and market price movements between the loan closing date and statement of financial condition date.
- "Investments in tax liens, at fair value" (Level 3) – The estimated fair value is determined primarily by reference to the principal value of the tax lien and the effective interest rate, calculated using the estimated cash flows from the liens including redemptions, rate of interest and penalty fees determined by state code or statute and the acquisition cost of the lien portfolio.
- "Investments held by consolidated funds" (Level 3) – The estimated fair value reflects an estimated amount which the Master Fund would have received if the debt securities owned by the fund was sold on the statement of financial condition date and the net proceeds were distributed. The underlying debt securities are measured using dealer quotations when available, otherwise these securities are valued using the discounted cash flow method of the income approach, whereby market derived assumptions, including the credit risk of borrower, liquidity discounts, and subordination premiums relevant to the asset valued are incorporated into the discount rate. These assumptions are based on data gathered from industry publications, credit rating agencies, and financial data providers. The estimated fair value of mezzanine financing is determined primarily by a discounted cash flow analysis requiring management to make estimates regarding future interest rates and credit spreads. The most significant of these inputs relates to credit spreads and is unobservable.

  The valuation policies and procedures for the Master Fund's investments are determined by the Master Fund's valuation committee. The valuation committee meets on a monthly basis, or more frequently as needed, to determine the valuations of the Level 2 and 3 investments. Valuations are required to be supported by market data, third-party pricing sources, industry accepted pricing models, counterparty prices, or other methods the valuation committee deems to be appropriate, including the use of internal proprietary pricing models.

- "Debt securities" (Level 2 and 3) – Debt securities includes investments available for sale, at fair value. The Company relies on Level 3 measurements in determining the fair value of investments in illiquid securities. These securities are valued using dealer quotations when available, otherwise these securities are valued using the discounted cash flow method of the income approach, whereby market derived assumptions, including the credit risk of borrower, liquidity discounts, and subordination premiums relevant to the asset valued are incorporated into the discount rate. These assumptions are based on data gathered from industry publications, credit rating agencies, and financial data providers.

- "Securitization VIE Liabilities" (Level 2) - The Company utilizes several inputs and factors in determining the fair value of securitization VIE liabilities, including future cash flows, market transaction information, ratings, subordination levels, and current market spread and pricing information where available. Quoted market prices are used when this debt trades as an asset. Depending upon the significance of the fair value inputs used in determining these fair values, these liabilities can be classified in either Level 2 or Level 3 of the fair value hierarchy.

- "Securitization VIE Assets" (Level 3) - In determining the fair value of the assets and liabilities of the SBL Securitization trust, the Company maximizes the use of observable inputs over unobservable inputs. The fair value of the SBL Securitization trust's assets is determined by reference to the SBL Securitization trust's liabilities. This methodology results in the fair value of the assets of the SBL Securitization trust being equal to the fair value of its liabilities.

The following table summarizes financial assets and liabilities in continuing operations measured at fair value on a recurring basis as of December 31, 2019, segregated by the level of the valuation inputs within the fair value hierarchy used to measure fair value (in thousands):

	Level 1	Level 2	Level 3	Balance as of year end
Assets:				
Mortgage loans held for sale	$ —	28,365	—	28,365
Total return swaps	—	—	4	4
Investments available for sale	—	1,850	—	1,850
Investments in tax liens	—	—	300,274	300,274
Investments held by consolidated funds	—	—	29,186	29,186
Securitization VIE assets	—	—	192,819	192,819
Total	$ —	30,215	522,283	552,498
Liabilities:				
Interest rate swaps	—	459	—	459
Debt held by consolidated funds	—	5,598	—	5,598
Securitization VIE liabilities	—	185,658	—	185,658
Total	$ —	191,715	—	191,715

The following table presents information about significant unobservable inputs used in the measurement of the fair value of the Company's Level 3 assets and liabilities (dollars in thousands):

	Quantitative Information about Level 3 Measurements			
	Fair Value	Valuation Technique	Unobservable Input(1)	Input Value(1)
Total return swaps, net	$ 4	Discounted cash flow	Credit spreads	0.30% to 2.50%
Investments held by consolidated funds	29,186	Discounted cash flow	Yield	4.58% to 20.30%
Investments in tax liens	300,274	Discounted cash flow	Yield	-5.10%to14.00%(9.00%average)
Securitization VIE assets	192,819	Discounted cash flow	Credit spreads	0.38% to 0.70%

(1) Significant increases in this input may lead to significantly lower fair value measurements

The following table summarizes the fair value adjustment components of the Company's derivative financial instruments measured at fair value on a recurring basis and their location on the Company's accompanying Consolidated Statement of Financial Condition at December 31, 2019 (in thousands):

	Fair Value Adjustment Components		Statement of Financial Condition Caption	
	Notional or Principal Amount	Fair Value Adjustment	Prepaid Expenses and Other Assets	Accounts Payable and Other Liabilities
Interest rate swaps	$ 18,784	(459)	—	(459)
Total return swaps	—	4	4	—

The following table presents fair value measurements of the Company's financial assets and liabilities in continuing operations not carried at fair value on the Consolidated Statement of Financial Condition as of December 31, 2019 (in thousands):

	Carrying Amount	Fair Value	Fair Value Hierarchy
Mortgage loans held for investment, net	$ 233,531	233,531	Level 3
Mortgage servicing rights, net	1,321	1,980	Level 3
Loans to affiliates	73,126	72,122	Level 3
Debt securities	3,219	4,111	Level 2
Investments held by consolidated funds	26,318	26,318	Level 3
Debt	185,918	187,186	Level 3
Collateralized loan obligations	328,768	329,376	Level 2

(15) Debt

The Company's debt consists of the following components as of December 31, 2019 (in thousands):

	Continuing Operations	Discontinued Operations
Secured Financing agreements	$ 163,412	150,000
Federal Home Loan Bank facility	17,863	—
Securities Repurchase Facilities	5,598	—
Other Borrowings	313	—
Agency Lending facilities	—	163,273
Proprietary Lending facilities	—	86,854
Total outstanding debt principal	187,186	400,127
Debt issuance costs	(1,268)	(6,733)
Debt	$ 185,918	393,394

The debt agreements generally contain covenants that include certain financial requirements, which may include maintenance of minimum liquidity, capital and tangible net worth, maximum debt to net worth ratio, current ratio and limitations on indebtedness, collateral and compliance reporting, and maintenance of positive net income as defined in the agreements.

As of December 31, 2019, the Company is in compliance with all covenants contained in its Agency Lending and Proprietary Lending facility agreements, its Federal Home Loan Bank ("FHLB") agreements, its securities repurchase agreements, its secured financing agreements, and its other borrowing agreements with the exception of two secured financing agreements. Caz Creek Holdings, LLC, a subsidiary of the Company, obtained a waiver from the lender for a net worth and leverage ratio default as of January 31, 2019 for which the Company had no outstanding borrowings at such time. CC1 Holdings, LLC, a

subsidiary of the Company, obtained a waiver from the lender for a leverage ratio default as of March 31, 2019 and June 30,2019 and a leverage ratio and minimum redemption rate default as of September 30, 2019. Upon receipt of the waivers, the subsidiaries continue to have access to the secured financing.

Secured Financing

As part of the Company's entering into a definitive agreement to sell HREC to OREC, the outstanding balance of Secured Financing 1 was repaid in January 2020 in conjunction with the transaction as it was secured primarily by the membership interests in HREC and HREC subsidiaries. The Company utilizes Secured Financing agreements as part of its source of capital. These agreements generally bear interest at a rate equal to 30-day LIBOR, unless otherwise noted, plus a credit spread. The Company's Secured Financing consists of the following as of December 31, 2019 (dollars in thousands):

	Continued Operations	Discontinued Operations					
Secured Financing	**Outstanding Balance**	**Outstanding Balance**	**Weighted Average Interest Rate**	**Margin**	**Limit**	**Maturity Date**	
Secured Financing 1	$ —	$ 150,000	7.70%	6.00% (B)	$ —	—	
Secured Financing 2	69,785	—	4.04%	2.35% (C)	125,000 (A)	May 2022	
Secured Financing 3	36,132	—	4.30%	2.50% (D)	50,000 (A)	May 2021	(E)
Secured Financing 4	12,267	—	5.25%	3.50% (D)	25,000 (A)	August 2022	
Secured Financing 5	8,657	—	2.20%	—	—	September 2033 to June 2069	
Secured Financing 6	27,971	—	6.50%	—	28,891 (A)	May 2021	
Secured Financing 7	1,600	—	5.21%	3.50%	1,600 (A)	January 2020	
Secured Financing 8	7,000	—	6.50%	—	25,550 (A)	July 2021	(F)
Secured Financing 9	—	—	—	1.90% (D)	6,000 (G)	October 2020	
Total Secured Financing	$ 163,412	$ 150,000					

(A) Committed.

(B) Facility bears interest at a rate equal to 5.00% for base rate loans or 30-day LIBOR plus 600 basis points for LIBOR loans.

(C) LIBOR minimum of 0.50%.

(D) LIBOR minimum of 0.00%.

(E) Option to extend to May 2022.

(F) Option to extend to January 2022.

(G) Facility's $6 million limit is comprised of a $2 million committed amount and a $4 million uncommitted amount.

- Secured Financing 1 - During 2017, Hunt REC Holdings, LLC entered into a non-recourse credit agreement for a senior secured term loan facility.
- Secured Financing 2 - Prior to its acquisition by the Company, Caz Creek Tax Lien Fund, LLC ("CCTLF") entered into a line of credit that is secured by all business assets of CCTLF's subsidiary, Caz Creek Holdings, LLC, and is guaranteed by CCIM.
- Secured Financing 3 - During 2017, CC1 Holdings, LLC entered into a non-recourse senior secured revolving credit agreement.
- Secured Financing 4 - Prior to its acquisition by the Company, HCP-ILP, LLC entered into a non-recourse senior secured revolving credit agreement to provide financing for bridge, construction and pre-development loans and LIHTC equity advances.
- Secured Financing 5 - Prior to their acquisition by the Company, HCP Belwood Arms, L.P. a limited partnership formed for the purpose of financing, developing and operating an affordable housing development, and HCP East Nashville, LLC entered into an affordable housing construction loan agreement and an affordable housing loan agreement.

- Secured Financing 6 - During 2018, CCTLF entered into a secured revolving line of credit agreement.
- Secured Financing 7 - During 2019, HCP, LLC entered into a full recourse secured lending facility.
- Secured Financing 8 - During 2019, HCP, LLC entered into a second full recourse secured lending facility.
- Secured Financing 9 - During 2019, Bankers Guarantee Mortgage Company, LLC ("BGMC") entered into a full recourse secured revolving line of credit agreement.

Federal Home Loan Bank Advances

BGTT, a third party title insurance company since 1911, is an eligible member of the FHLB. On March 31, 2016, BGTT was informed by the FHFA that for purposes of the rules governing FHLB membership, the FHFA considers BGTT to be a captive insurance company. BGTT was admitted as a member of the FHLB prior to September 12, 2014 and therefore will remain a FHLB member through February 19, 2021 after which BGTT will no longer be eligible for FHLB membership. During this period, BGTT will be eligible to draw advances from the FHLB pursuant to FHLB's membership guidelines.

The Company's aggregate FHLB Advances facility consists of the following as of December 31, 2019 (dollars in thousands):

FHLB Facility	Outstanding Balance	Weighted Average Interest Rate	Maturity Date
FHLB Advances	$ 17,863	1.86%	April 2020 to July 2020

As of December 31, 2019, commercial loans and a money market account with a total carrying value of $30.9 million have been pledged as collateral for such advances. In connection with the advances, the Company has purchased, as required under the terms of the advances, $0.6 million of FHLB stock.

Securities Repurchase Facilities

The Company utilizes securities repurchase facilities to provide financing for fixed income and other assets. The Company may purchase securities under agreements to resell and sell securities under agreements to repurchase. The Company accounts for each of these types of transactions as collateralized financings that are carried at contractual amounts plus accrued interest. The securities are valued daily and collateral is obtained from or returned to the counterparty when contractually required. As of December 31, 2019, the Company had eight securities repurchase facilities with one facility having a balance of $5.6 million as of that date. The securities repurchase facilities were uncommitted.

Other Borrowings

The Company utilizes other borrowings that are unsecured. These borrowings generally bear interest at a rate equal to 30-day LIBOR, unless otherwise noted, plus a credit spread. These borrowings consist of the following as of December 31, 2019 (dollars in thousands):

Other Borrowing	Outstanding Balance	Weighted Average Interest Rate	Margin	Limit	Maturity Date
Other Borrowing 1	$ 188	12.37%	—	$ 522	May 2021
Other Borrowing 2	125	12.00%	—	—	—
Total Other Borrowing	$ 313				

- Other Borrowing 1 - Prior to its acquisition by the Company, CCIM borrowed from MTAG Services, LLC, the servicer of the CCTLF tax lien portfolio and a former affiliate of CCIM.
- Other Borrowing 2 - The Company through its subsidiary, HFX Funding Depositor, LLC, issued 125 shares of cumulative, non-voting preferred units with a par value of $1,000 and a liquidation value of $1,000 per unit. The holders are entitled to cumulative distributions at a rate of 12.0% per annum and

have limited voting rights. The Company may redeem the preferred units on or before December 31, 2019.

Agency Lending Facilities included in Discontinued Operations

The Company utilizes Agency Lending facilities to fund loans for which it has firm sale commitments with either Government Sponsored Entities ("GSEs") or the FHA. Proceeds from the sale of the loan are used to pay off the facility with the sale of the loan typically completed within 60 days after the loan is funded. These agreements bear interest at a rate equal to 30-day LIBOR plus a credit spread determined primarily by advance rate and property type. Mortgages financed by these facilities (Note 5), as well as the related servicing and other rights (Note 10) have been pledged as security. The Company's Agency Lending facilities consist of the following as of December 31, 2019 (dollars in thousands):

Agency Lending Facility	Outstanding Balance	Weighted Average Interest Rate	Margin	Limit	Maturity Date
Agency Repurchase 1	$ 113,392	2.96 %	1.20% to 1.25% (C)	$ 400,000 (B)	March 2020
Agency Warehouse 2	39,263	2.94 %	1.15%	200,000 (A)	October 2020
Agency Warehouse 3	10,618	2.96 %	1.20% (C)	125,000 (A)	October 2020
Agency Warehouse 4	—	—	1.40%	200,000 (B)	—
Fannie Mae Multifamily ASAP	—	—	1.20% (D)	200,000 (B)	—
Total Agency Lending Facilities	$ 163,273				

(A) Committed.
(B) Uncommitted.
(C) LIBOR minimum of 0.00%.
(D) LIBOR minimum of 0.35%.

Proprietary Lending Facilities included in Discontinued Operations

The Company has Proprietary Lending ("PL") facilities that are used to finance certain loans originated by the Proprietary Lending program (Note 5). These agreements bear interest at a rate equal to 30-day LIBOR plus a credit spread determined primarily by advance rate and property type. The Company's PL facilities consist of the following as of December 31, 2019 (dollars in thousands):

Proprietary Lending Facility	Outstanding Balance	Weighted Average Interest Rate	Margin	Limit	Maturity Date	Extension Option
PL Facility 1	$ 70,613	3.59 %	1.75% to 2.25% (C)	$ 150,000 (B)	May 2020	May 2022
PL Facility 2	6,669	3.51 %	1.75% to 2.40% (C)	200,000 (A)	October 2020	October 2021
PL Facility 3	9,572	4.38 %	2.50% to 2.75% (C)	50,000 (A)	October 2022	—
PL Facility 4	—	—	1.50% to 2.25% (C)	195,000 (B)	September 2022	—
Total Proprietary Lending Facilities	$ 86,854					

(A) Committed
(B) Uncommitted
(C) LIBOR minimum of 0.00%

(16) Collateralized Loan Obligations

The loan and tax lien securitizations are VIEs for which the Company is the primary beneficiary and are consolidated in the financial statement. The investment grade tranches are treated as secured financings and are non-recourse to the Company. The inclusion of these VIE assets and liabilities have no economic effect on the Company and the exposure to the obligations of the VIE is generally limited to its investment in the VIE. The Company is not obligated to provide, nor has provided, any financial support for these consolidated securitization trusts.

In August 2018, the Company completed and funded a collateralized securitization vehicle (CC Funding II), issuing to third-party investors through two newly-formed subsidiaries $207.8 million of Class A notes with a fixed interest rate of 3.56% and $7.0 million of Class B notes with a fixed interest rate of 3.98%, collateralized by tax lien certificates and certain restricted cash for the purpose of acquiring additional tax liens. Including certain fees and costs, the weighted average note rate was 3.69% as of issuance. The notes have a maturity date of July 15, 2030 and an optional redemption period that may be exercised once the balance reaches less than 20% of the amount issued. Principal payments on the Class A and Class B notes, which are funded from redemptions of tax lien certificates held as collateral, are applied on a pro rata basis based on the original Class A and Class B issuance values. The terms of the securitization allow, with certain limitations, for the reinvestment of the proceeds of tax lien certificate redemptions into subsequent liens, which are newly delinquent taxes on tax liens already owned.

During 2017, the Company executed and funded a collateralized securitization vehicle, HFX Funding 2017-1, issuing tranches of investment grade CLOs to third party investors. The notes are secured by a portfolio of real estate related financial instruments and cash; such real estate financial instruments consist primarily of first mortgage loans that were acquired from the Company's loan portfolio.

Additionally, the Company holds beneficial interests in a SBL Securitization (Note 12) and two tax lien securitization trusts, CC Funding I and Tax Ease Funding 2016-1, that issued notes collateralized by tax lien certificates and certain restricted cash. Principal payments on the notes are funded from redemptions of tax lien certificates held as collateral. The terms of the securitizations allow, with certain limitations, for the reinvestment of the proceeds of tax lien certificate redemptions into subsequent liens, which are newly delinquent taxes on tax liens already owned.

The following table outlines borrowings and the corresponding collateral under the securitizations as of December 31, 2019 (in thousands):

	Debt		Collateral (e)		
Securitization	Face Value	Carrying Value (a)	Loans (b)	Tax Lien Assets (c)	Restricted Cash and Other Assets (d)
HFX 2017-1 Notes	$ 194,983	194,966	233,531	—	—
TE 2016-1 Notes	40,943	40,943	—	64,750	3,989
CC Funding I Notes	96	96	—	8,262	1,229
CC Funding II Notes	93,354	92,763	—	97,406	7,636
Total	$ 329,376	328,768	233,531	170,418	12,854

(a) Debt carrying value, included in "Collateralized loan obligations" on the Consolidated Statement of Financial Condition, is net of $1.8 million of deferred financing fees as of December 31, 2019.

(b) Loans consist of first mortgage bridge loans included in "Mortgage loans held for investment, net" on the Consolidated Statement of Financial Condition and the carrying value is equal to the unpaid principal balance plus any adjustment for unamortized premiums and discounts as of December 31, 2019. As of December 31, 2019, there was no collateral at risk of default or deemed to be a "credit risk mortgage asset" as defined by the indenture.

(c) Tax lien assets represent the redemptive value of receivables for uncollected property taxes that have super priority status and are secured by a first priority lien on the related real property.

(d) Primarily represents restricted cash held for principal repayments as well as for reinvestment in the securitizations.

(e) Collateral does not include receivables related to interest payments, delayed funding and expenses.

HFX Funding 2017-1 issued six investment grade tranches with a replacement period extended through February 2020 and a stated maturity date in March 2035. Interest is fixed rate; the weighted average note rate was 4.06% at December 31, 2019.

TE Funding 2016-1 issued two investment grade tranches in July 2016 with a stated maturity date in June 2028. Interest is fixed at 3.13% and 4.58% for the Class A and Class B notes, respectively. The weighted average note rate was 3.25% at December 31, 2019.

CC Funding I issued two investment grade tranches in July 2015 with a stated maturity date in December 2023. Interest is fixed at 2.00% and 2.77% for the Class A and Class B notes, respectively. The weighted average note rate was 2.04% at December 31, 2019.

CC Funding II issued two investment grade tranches in August 2018 with a stated maturity date in July 2030. Interest is fixed at 3.56% and 3.98% for the Class A and Class B notes, respectively. The weighted average note rate was 3.57% at December 31, 2019.

(17) Allowance for Risk-Sharing and Recourse Obligations

As of December 31, 2019, BGTT has sold $14.0 million of loans to Fannie Mae with recourse. The reserve related to these loans was $0.1 million as of December 31, 2019.

Fannie Mae Program included in Discontinued Operations

The Company's maximum exposure at December 31, 2019, pursuant to the Fannie Mae master loss sharing agreement, was $1.5 billion (representing what would be owed in accordance with the loss sharing percentages with Fannie Mae if every loan defaulted and losses were incurred in amounts equal to or greater than these levels for which the Company is responsible), although the Company believes this amount is not indicative of the Company's actual potential losses.

At December 31, 2019, the Company had two loans with aggregate unpaid principal balances of $4.4 million under the DUS program in its servicing portfolio where principal and interest payments were greater than 90-days past due. The reserve related to this loan was $0.1 million as of December 31, 2019. During 2019, there were three non-monetary defaults of loans with aggregate principal balances of $6.2 million.

Freddie Mac Program included in Discontinued Operations

The Company's maximum exposure at December 31, 2019, pursuant to the DUI Loss Sharing Agreement, was $23.1 million (representing what would be owed in accordance with the loss sharing percentages with Freddie Mac if every loan defaulted and losses were incurred in amounts equal to or greater than the levels for which the Company is responsible), although the Company believes this amount is not indicative of the Company's actual potential losses.

At December 31, 2019, the Company had no loans under the DUI program in its servicing portfolio where principal and interest payments were greater than 90-days past due.

The Company's maximum exposure at December 31, 2019 under its SBL Repurchase Obligations was $15.4 million (representing the loss that the Company would incur if required to repurchase all SBL loans in the SBL Repurchase Period as a result of a default, and such SBL Loans were considered worthless), although the Company believes this amount is not indicative of the Company's actual potential losses.

During 2019, there were no monetary defaults or non-monetary defaults on the loans originated under the SBL program. Additionally, as of December 31, 2019, the Company had three loans originated under the SBL program which had exceeded the SBL Repurchase Period and the maximum exposure was $0.6 million for such loans.

(18) Incentive Compensation for Employees

The Company has incentive compensation programs for substantially all full-time employees that vary by subsidiary and are subject to periodic change. The programs generally contain a short-term variable compensation feature for all full-time regular employees and a long-term incentive feature for certain officers of the Company. Short-term variable compensation awards are accrued and recognized as compensation expense in the year for which the performance award is granted. Long-term incentive compensation is recognized as compensation expense over the period the awards vest, generally four years. As of December 31, 2019, the cumulative amount of unvested awards for long-term incentive plans totaled $4.0 million. In addition, the Company has employee incentive vehicles available to certain current and former employees and members of management. Amounts related to these employee incentive vehicles are included in the Consolidated Statement of Financial Condition..

The Company's employees participate in the 401(k) plan sponsored by Hunt Companies, Inc. All eligible employees may elect to contribute to the plan. Participants are entitled, upon termination or retirement, to their vested portions of the assets held by a Trustee. The Company matches a portion of the employees' 401(k) plan contributions, which vest immediately.

(19) Income Taxes

At December 31, 2019, there is a net deferred tax asset of $0.4 million and net taxes payable of $0.4 million. As of December 31, 2019, the Company's major tax jurisdictions remain subject to examination by taxing authorities for the tax years 2016 and thereafter. The Company has reviewed its tax positions and determined that it had no uncertain tax positions and accordingly had no accruals for tax uncertainties as of December 31, 2019. The Company does not anticipate a change in its current position in the next twelve months.

(20) Commitments and Contingencies

(a) GSE Related Commitments

Commitments for the origination and subsequent sale and delivery of loans to GSEs represent those mortgage transactions where the borrower has locked an interest rate and scheduled closing and the Company has entered into a mandatory delivery commitment to sell the loan to the GSEs. At December 31, 2019, the Company had $418.7 million of these commitments. As discussed in Note 14, the Company accounts for these commitments as derivatives recorded at fair value in "Assets held for sale of discontinued operations" or "Liabilities held for sale of discontinued operations" on the Company's accompanying Consolidated Statement of Financial Condition.

At December 31, 2019, the Company also had commitments to sell $163.3 million in mortgages that have already been funded. These loans are recorded at fair value and are included in "Assets held for sale of discontinued operations" on the accompanying Consolidated Statement of Financial Condition.

(b) Funding Commitments

As of December 31, 2019, in accordance with certain loans, we have outstanding unfunded commitments of $152.1 million, that we are obligated to fund as the borrower meets certain requirements, of which $149.0 million is related to discontinued operations. Specific requirements include, but are not limited to, percentage of completed construction and materials ordered, property renovations, building construction and conversions based on criteria met by the borrower in accordance with the agreements. As of December 31, 2019, we have $51.0 million outstanding

unfunded commitment of an unconsolidated entity, where we can be obligated in the event other party does not fund the commitment.

(c) LIHTC Guarantees

The Company does not generate guaranteed LIHTC investments. The Company does not provide guarantees related to the delivery or funding of tax credits or other tax attributes to the investor members or limited partners of Tax Credit Fund Partnerships. The Company has agreed to indemnify specific investors in non-guaranteed Tax Credit Fund Partnerships related to the performance and payment obligations on certain Lower Tier Property Partnerships.

(d) Litigation

The Company, from time to time, may be party to litigation relating to claims arising in the normal course of business. As of December 31, 2019, the Company is not aware of any legal claims that could materially impact its financial condition.

(e) Other

Due to the nature of the Company's mortgage banking activities, the Company is subject to supervision by certain GSEs. Among other things, these agencies require the Company to meet certain minimum net worth requirements, as defined. The Company met these requirements for all agencies, as applicable, with the highest net worth requirement being $150.0 million as of December 31, 2019.

As of December 31, 2019, the Company maintained collateral consisting of money market and short-term investments of $26.1 million and $17.0 million, which is included in "Assets held for sale of discontinued operations" on the accompanying Consolidated Statement of Financial Condition, to satisfy the Fannie Mae collateral requirements and Freddie Mac collateral requirements, respectively, which the Company was in compliance with at December 31, 2019.

(21) Broker-Dealer

The Company did not have any trading instruments or trading instruments sold, not yet purchased at December 31, 2019. Amounts receivable from and payable to brokers, dealers and clearing brokers at December 31, 2019 are $61 thousand.

(22) Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the outstanding principal amounts of subordination agreements to debt-equity, both as defined, shall not exceed 70% for a period in excess of 90 days. Minimum net capital cannot be less than $250 thousand or 2% of aggregate debit items, whichever is greater. At December 31, 2019, the Company had net capital of approximately $349 thousand which exceeded the required net capital.

Under the SEC's general instructions, certain subsidiaries may not be consolidated for purposes of determining net capital. The Consolidated Statement of Financial Condition as of December 31, 2019 reflects $553.6 million of net assets attributable to the Company's subsidiaries which are not reflected in the Company's net capital for purposes of determining minimum net capital pursuant to Rule 15c3-1. A reconciliation between the audited and unaudited statement of financial condition with respect to methods of consolidation is presented on the following page (in thousands):

	Unaudited Form X-17A-5	Adjustments to Form X-17A-5	(1) Subsidiaries	Statement of Financial Condition
Assets				
Cash and cash equivalents	$ 1,072	—	130,806	131,878
Restricted cash			17,832	17,832
Investments:				
Mortgage loans held for sale			28,365	28,365
Mortgage loans held for investment, net			233,531	233,531
Mortgage servicing rights, net			1,321	1,321
Debt securities			5,069	5,069
Equity method investments			13,714	13,714
Investments in tax liens, at fair value			300,274	300,274
Investments held by consolidated funds			55,504	55,504
Loans to affiliates			73,126	73,126
Investments in and due from affiliates	553,470		(547,045)	6,425
Fees and other receivables			57,428	57,428
Goodwill and other intangible assets, net			32,594	32,594
Prepaid expenses and other assets	90	—	23,820	23,910
Securitization VIE assets, at fair value			192,819	192,819
Assets held for sale of discontinued operations			654,993	654,993
Total assets	$ 554,632	—	1,274,151	1,828,783
Liabilities:				
Debt			(185,918)	(185,918)
Collateralized loan obligations			(328,768)	(328,768)
Accounts payable and other liabilities	(473)		(18,416)	(18,889)
Allowance for risk-sharing and recourse obligations			(80)	(80)
Due to affiliates			(15,918)	(15,918)
Securitization VIE liabilities, at fair value			(185,658)	(185,658)
Liabilities held for sale of discontinued operations			(472,965)	(472,965)
Total liabilities	$ (473)	—	(1,207,723)	(1,208,196)
Equity:				
Hunt Financial Securities, LLC member's equity:				
Member's equity	$ (554,159)		1,220	(552,939)
Accumulated other comprehensive (loss) income			865	865
Total Hunt Financial Securities, LLC member's equity	(554,159)	—	2,085	(552,074)
Non-controlling interests			(68,513)	(68,513)
Total equity	(554,159)	—	(66,428)	(620,587)
Total liabilities and equity	$ (554,632)	—	(1,274,151)	(1,828,783)

(1) The accounts of the Company's subsidiaries are not included in the financial statement of the Company in Form X-17A-5. Such accounts must be consolidated under accounting principles generally accepted in the United States of America.

The Company does not handle customers' cash or securities, as such the Company does not have any Reserve or Possession and Control Requirements with respect to SEC Rule 15c3-3 and it is not affected by Rule 15c3-3.

(23) Related-Party Transactions

(a) Hunt Companies Business Services

During 2018, the Company and its subsidiaries entered into a master shared services agreement with Hunt Company Business Services, LLC ("HCBS"), a wholly-owned subsidiary of Hunt, whereby HCBS provides the Company and its subsidiaries certain Accounting, Financial Reporting, Tax Compliance, Human Resources, Information Technology, Cyber Security, Payroll, Treasury, Accounts Payable, Legal, Regulatory Compliance, Insurance Administration, Marketing/Communications, Facilities, and other services related to management agreements. The Company and its subsidiaries pay fixed annual amounts defined in the agreement and reimburse vendor charges or other costs that HCBS incurred to perform the services.

(b) Intercompany Notes Receivable and Payable

As of December 31, 2019, the Company, through its subsidiary, holds two mortgage loans originated, on income producing properties for which an affiliate of HCI is the borrower. As of December 31, 2019, the outstanding principal balance of these two loans was $32.0 million.

During 2019, Hunt IM Holdings, LLC ("Hunt IM"), a direct subsidiary of HFS, entered into an agreement with Hunt Amber Ownership, LLC on a $15.0 million revolving loan agreement. The maturity date is January 31, 2020 and advances bear interest at 1.0%. The Company had no outstanding balance at December 31, 2019.

During 2019, Hunt IM entered into an agreement with Hunt Capital Holdings, LLC on a $60.0 million revolving loan agreement. The maturity date is March 1, 2020 and advances bear interest at 1.0%. As of December 31, 2019, the outstanding principal balance of this loan was $41.1 million.

(c) HIM Related Party Business Transactions

HIM has provided investment management services for other affiliates of HCI through the normal course of business, including serving as the manager for public and private company affiliates with investments in renewable energy finance and various real estate asset classes. As of December 31, 2019, the Company had $4.0 million of accounts receivable balances with these related parties.

(d) HCP Related Party Business Transactions

Effective December 17, 2018, HCP entered into an agreement to provide management services to Hunt LIHTC Holdings, LLC, an affiliate of HCI through the normal course of business.

In accordance with the operating agreements of the funds, the Company, through its affiliates, is entitled to receive investment management fees for services in connection with the oversight of the performance of the property partnerships and the compliance by the general partners of the property partnerships of the entities with the provisions of the operating agreements, management agreements, regulatory agreements, and applicable laws. These fees are calculated in accordance with the fund operating agreements and are recognized when earned and collectability is reasonably assured. As of December 31, 2019, the outstanding balance of these fee receivables was approximately $1.4 million, which is comprised of $6.4 million of gross accounts and notes receivable, net of an allowance for doubtful accounts of $5.0 million.

(e) Syndication Fee Arrangement

In connection with the sale of its affordable housing businesses during 2015, an affiliate of Hunt entered into an agreement to receive certain fees related to syndication activities of HCP, formerly known as Alden Capital Partners, LLC. As a result of the HCP Acquisition during 2017, these

syndication fee arrangements resulted in a $0.2 million payable to an affiliate of HFS as of December 31, 2019.

(24) Subsequent Events

Management evaluated all activity of the Company through February 28, 2020, the date the financial statement was available to be issued and concluded that the following subsequent events have occurred that would require disclosure in the notes to the Consolidated Financial Statement.

(a) HREC Sale

On November 1, 2019, the Company entered into a definitive agreement to sell HREC and certain other assets to ORIX Real Estate Capital Holdings, LLC (ORIX). The sale closed on January 3, 2020. The assets and liabilities are included in "Assets held for sale of discontinued operations" and "Liabilities held for sale of discontinued operations". As a result of this transaction, certain senior management and employees of HREC and its subsidiaries became employees of ORIX and the Company effectively exited the mortgage banking business.

(b) Reorganization

Effective January 10, 2020, the ownership interests in Nevada General Corporation, the parent company of Bankers Guarantee Title & Trust Company, were transferred and assigned to Hunt Capital Holdings, LLC. Hunt Capital Holdings, LLC, an indirect subsidiary of Hunt Companies, Inc., is an affiliate of the Company.